Whirlpool Corporation
Conflict Minerals Report
For the year ended December 31, 2023

1.Whirlpool Overview and Whirlpool’s Commitment to Supply Chain Transparency, Supplier Code of Conduct, Integrity and ESG

Whirlpool Corporation and its consolidated subsidiaries (“Whirlpool”) market products in nearly every country around the world, under brand names such as Whirlpool, KitchenAid, Maytag, Consul, Brastemp, Amana, JennAir and InSinkErator. We manufacture and market a full line of major home appliances and related products. Our principal products are laundry appliances, refrigerators and freezers, cooking appliances, dishwashers, mixers and other small domestic appliances. We also produce garage organization systems, commercial laundry products, food waste disposers and instant hot water dispensers for home and commercial use. We are committed to complying with federal laws and regulations requiring disclosure of the use of conflict minerals and have developed a conflict mineral due diligence framework that conforms with the internationally recognized framework developed by the Organisation for Economic Co-operation and Development (“OECD”).

In selecting suppliers, Whirlpool is committed to choosing reputable suppliers who are committed to ethical standards and business practices compatible with those of Whirlpool. Whirlpool requires its suppliers to conduct business in accordance with its Supplier Code of Conduct (“Code”). The Code outlines the standards required to conduct business including business ethics, labor management, health and safety, the environment, and governance and compliance. Conflict minerals requirements are incorporated into Whirlpool’s Supplier Code of Conduct.

Whirlpool also maintains a global code of ethics, referred to as “Our Integrity Manual” which defines Whirlpool’s principles for ethical business conduct, and requires strict adherence to all laws and regulations applicable to our business, including our supply chain. Our Integrity Manual forms the moral compass of everything we do at Whirlpool.

Further, Whirlpool operates with mindful consideration of environmental, social and governance issues (ESG). We believe that executing on priorities like reducing waste, increasing transportation efficiency and fostering a strong, safe and engaged workforce will enhance our environmental and social performance as a company, while also driving our business growth. Details on Whirlpool’s 2023 ESG progress can be found in our 2023 Sustainability Report accessible on our website.

The contents of our Code, Our Integrity Manual and Whirlpool’s 2023 Sustainability Report are not incorporated by reference into this Conflict Minerals Report or Form SD.

2.Conflict Minerals Rule and Summary

This Conflict Minerals Report is prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes reporting requirements on publicly traded companies if their products contain metals derived from minerals defined as “conflict minerals,” which currently include cassiterite (the metal ore from which tin is extracted), columbite-tantalite (the metal ore from which tantalum is extracted), wolframite (the metal ore used to produce tungsten), and gold. These minerals (tin, tantalum, tungsten and gold) are referred to collectively as “3TG” or “3TG minerals”. The Rule requires publicly traded companies to annually report the presence of conflict minerals that are necessary to the functionality or production of products they manufacture or contract to manufacture. Companies subject to the Rule must exercise due diligence on the source and chain of custody of conflict minerals if they know or have reason to believe that the conflict minerals originated from the Democratic Republic of Congo or an adjoining country (the “Covered Countries”) or if they know or have reason to believe the conflict minerals may not be from recycled or scrap sources.

We have determined that 3TG minerals are present in many of Whirlpool’s products. While our continued efforts in 2023 have not provided us with enough information to conclusively determine whether our products contain 3TG minerals that directly or indirectly financed or benefited armed groups in the Covered Countries, our efforts in 2023 continued to improve supply chain transparency and create further awareness within the organization regarding conflict minerals compliance.

Details of the due diligence process we have followed and the results can be found in this report, and within our Conflict Minerals Policy, both of which are located online at: http://www.whirlpoolcorp.com/supplier-code-of-conduct/.

3. Reasonable Country of Origin Inquiry (“RCOI”)

We conducted an inquiry of our suppliers according to steps one and two of the internationally recognized due diligence framework developed by the OECD. We used a global risk-based approach to identify direct suppliers providing products to Whirlpool which we considered to be at risk of containing 3TG minerals (“in-scope suppliers”), and therefore subject to RCOI efforts. We require these suppliers to complete the latest version of the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”). All in-scope suppliers were sent a letter, available in multiple languages, which included instructions on how to complete the CMRT. Details regarding Whirlpool’s policy and conflict minerals tools and resources were also provided in the letter to communicate our expectation of suppliers and to improve supplier reporting. The information which we received was entered into an electronic database which facilitates information processing and analysis. We surveyed more than 1,100 suppliers of metal and metal components for calendar year 2023. Each year, Whirlpool is careful to include all in-scope suppliers in our surveying efforts, based on our ability to better understand which suppliers may have 3TG minerals included in their products, and target our RCOI efforts accordingly. For the calendar year 2023, Whirlpool included a greater number of suppliers in our campaign efforts than in prior years by broadening the criteria used to determine in-scope suppliers.

4. Due Diligence Design

Whirlpool developed a conflict minerals due diligence framework conforming to the internationally recognized due diligence framework developed by the OECD titled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” We also invested in conflict minerals diligence tools by launching our conflict minerals survey through our Global Material Compliance Platform in 2020, enabling us to centralize our material compliance declarations into one database.

5. Due Diligence Measures Performed

The due diligence measures we performed are presented below in accordance with steps one through five of the five-step OECD framework.

5.1 OECD Step 1: Establish Strong Management Systems

Policy

In 2013, Whirlpool established a formal Program Management Office, organized a cross-functional executive steering committee, proactively administered an internationally recognized due diligence framework, and developed an internal management system to oversee our supply chain due diligence process. Since 2013 we have evaluated our global supply chain and surveyed 100% of our in-scope suppliers to understand potential risks in their supply chains, organized and analyzed their responses, and have annually filed this Conflict Minerals Report to share our due diligence process.

Internal Management Systems

Our internal management systems are led by senior management with the necessary expertise and experience overseeing our supply chain due diligence process. Senior management has broad responsibility for establishing the processes and procedures to implement these policies.

Industry Participation and Collaboration

With respect to initiatives aimed at improving transparency in the supply chain, we are a member of and support the RMI (member code WHIR). The RMI has developed a program, the Responsible Minerals Assurance Process (“RMAP”), which uses independent third-party audits to identify smelters and refiners that have systems in place to ensure sourcing of conflict-free 3TG minerals. Through our membership, we have access to information regarding smelter and mine locations, smelter validation data, sourcing initiatives, and regulatory developments.

System of Controls and Transparency

Whirlpool relies on its first-tier suppliers to provide information on the origin of 3TG minerals present in commodities, parts or components included in our products based on the global risk assessment performed. We sent the CMRT to in-scope suppliers to gather information on the chain of custody of the necessary 3TG minerals included in our products. The status of our due diligence efforts is reported internally on a regular basis.

Engagement with Suppliers

We have incorporated conflict minerals requirements into our Code. The Supplier Code of Conduct is incorporated by reference into our global contract terms and conditions, which requires our suppliers to provide us with the 3TG information necessary to conduct our due diligence. In addition, we continue to maintain a dedicated email address, conflict_minerals@whirlpool.com, to facilitate supplier communication with us regarding the conflict minerals compliance program.

Board Oversight

Whirlpool’s Board of Directors oversees Whirlpool’s CEO and other senior management in the ethical operations of Whirlpool. The Audit Committee of the Board of Directors reviews policies and guidelines with respect to risk assessment and risk management, and assists the Board of Directors in overseeing Whirlpool’s policies and guidelines, including its Conflict Minerals Report.

Grievance Mechanism

As a part of our compliance programs, we maintain publicly available communication channels for confidential telephone or online reporting of questions regarding our business conduct, including matters relating to conflict minerals and other social responsibility concerns. This reporting mechanism is available at www.whirlpoolintegrityline.com, which also features a dedicated hotline number and email address. The Whirlpool Integrity Line website is not incorporated by reference into this Conflict Minerals Report or Form SD.

Records Retention

Whirlpool is retaining conflict minerals documentation according to its existing corporate retention policy and procedures.

5.2 OECD Step 2: Identify and Assess Risks in the Supply Chain

As outlined above, we identified all in-scope suppliers that provide products to Whirlpool that may contain 3TG. All of these suppliers were sent a request to complete and return a CMRT. For non-

responsive suppliers we followed-up frequently with reminder communications, and established an internal escalation process to notify the procurement organization of the lack of response of these suppliers. Suppliers who sent responses in a format other than that requested, were asked to resubmit their response using the appropriate version of the CMRT.

We reviewed all responses internally against criteria which were developed to determine whether further engagement was necessary. These criteria included, among other things, completeness, data consistency, and the inclusion of a smelter list when warranted. When necessary, we engaged directly with our suppliers to secure revised responses.

The majority of suppliers returning the CMRT to us reported 3TG smelters and refiners at a company level, which does not specify whether the minerals provided by a certain smelter were included in products supplied to Whirlpool. The RCOI did not provide us with sufficient information to determine the source of the 3TG minerals in our products. Therefore, we conducted due diligence on the source and chain of custody of the 3TG minerals identified by our suppliers.

5.3 OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks

We designed due diligence guidelines and procedures to be followed if Whirlpool identified risks that a supplier sources 3TG minerals from the Covered Countries. We compared the 3TG smelters identified by our suppliers to the RMI Standard Smelter List. For those smelters that appear on both lists, we were able to determine whether the smelters may have sourced from the Covered Countries and, if so, determine their status using information published on the RMI website.

Some suppliers reported 3TG minerals that may have originated in the Covered Countries, and also reported smelters whose status was not shown as “conformant” on the RMI list. In this case, Whirlpool procedures include follow-up inquiries to those suppliers on whether they 1) provided information on all smelters where 3TG minerals are sourced, 2) performed due diligence procedures for non-certified smelters, and 3) were able to determine if 3TG minerals financed or benefited armed groups. Whirlpool also established an escalation process to notify our procurement organization to engage with suppliers who did not respond to our inquiries.

There was no instance where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade, or disengage with a supplier.

5.4 OECD Step 4. Carry out Independent Third-party Audit of Smelter/Refiner’s Due Diligence Practices

Due to our downstream position in the 3TG supply chain, we do not have direct relationships with any smelters or refiners. We support independent third party audits of 3TG smelters and refiners through our participation and activity in the RMI (member code: WHIR).

5.5 OECD Step 5. Report Annually on Our Supply Chain Due Diligence

This report and Form SD are filed annually with the U.S. Securities and Exchange Commission.

6. Due Diligence Results

The majority of our responding in-scope suppliers provided data at a company level, or otherwise were unable to fully identify specific entities that had processed the 3TG minerals contained in the products or components supplied to us. As a result, we were unable to definitively determine whether our products contain 3TG minerals that may have directly or indirectly financed or benefited armed groups.

For calendar year 2023, 68% of our in-scope suppliers surveyed responded with CMRT declarations. Since we are unable to verify the full source and chain of custody for all of the 3TG in our supply chain, we have elected not to present the smelter and refiner names provided by our supply chain in this report. Of the smelters or refiners reported by our supply chain, the majority had the status of either “conformant” or “active” by the RMAP guidelines.

7. Measures to Improve Due Diligence and Mitigate Risk

We continue to undertake the following actions to improve due diligence and further mitigate the risk that 3TG minerals in our products might benefit armed groups:

●Enhance escalation and follow-up procedures to increase the response rate of our suppliers to the CMRT, and to enhance due diligence measures to obtain detailed information from suppliers that responded that they may be sourcing 3TG minerals from the Covered Countries;
●Participate in RMI and other industry groups to support an increase in the number of smelters and refiners participating in the RMAP, and other solutions aimed at improving supply chain transparency;
●Monitor leading practices of peer companies to enhance our own conflict minerals program;
●Follow processes to identify newly added direct suppliers to Whirlpool and acquired entities and incorporate them into our RCOI efforts;
●In the event that any of our suppliers were to be found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TG; and
●Integrate InSinkErator suppliers into our calendar year 2024 CMRT efforts.

Whirlpool Additional Information
This document includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including (but not limited to) statements about expected future supplier diligence efforts, development of company processes supporting those efforts and our expectations regarding those company processes. Many of the forward-looking statements contained in this document may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are based on our expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These risks and uncertainties are difficult to predict accurately and may be beyond our control, and may include (but are not limited to) regulatory changes and judicial developments relating to conflict minerals disclosure, changes in or developments related to our products or our supply chain, and industry developments relating to supply chain diligence, disclosure and other practices. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise.